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                              May 5, 2023

       Brad K. Heppner
       Chief Executive Officer
       The Beneficient Company Group, L.P.
       325 N. Saint Paul Street, Suite 4850
       Dallas, TX 75201

                                                        Re: The Beneficient
Company Group, L.P.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed April 19,
2023
                                                            File No. 333-268741

       Dear Brad K. Heppner:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 24, 2023 letter.

       Form S-4/A filed April 19, 2023

       General

   1. We continue to consider your responses to comments regarding your status as an investment company
 as defined in the Investment Company Act of 1940 and may have further comments.
   2. Please make each and every reference to the Office of the State Bank Commissioner, or
                                                        OSBC, in your
prospectus explicitly clear that it is your subsidiary BFF that is regulated by that body, to avoid
any implication that it regulates the entire Beneficient company.
 Brad K. Heppner
FirstName  LastNameBrad
                Company K. Heppner
The Beneficient         Group,  L.P.
Comapany
May  5, 2023NameThe Beneficient Company Group, L.P.
May 5,
Page 2 2023 Page 2
FirstName LastName
GWG filed a voluntary petition for reorganization under Chapter 11 of the United States
Bankruptcy Code, page 56

3. We note your revised disclosure in response to comment 6. Please disclose here the specific ways in which the uncertainties and risks associated with the Chapter 11 Cases
         and the OCB   s motion has negatively impacted investors
willingness to engage with you.
       You may contact Ben Phippen at 202-551-3697 or Amit Pande at 202-551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact Madeleine Mateo at 202-551-3465 or John Dana Brown at 202-551-3859 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance
cc:      Matthew L. Fry